EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

From January 31, 2008 through February 5, 2008 the NAV for the Capital Advisors Growth Fund was understated by $0.01 due to a spin-off not being properly booked by U.S. Bancorp Fund Services, LLC, fund accounting department.  The error was caught when the transaction settled in the Fund’s custody account.

Since the error was less than 0.5%, there was no need to reprocess transactions per the Trusts’ NAV error policy.  The shareholder transactions that did occur (redemptions) resulted in a benefit to the Fund so no reimbursement was necessary.

There was an NAV error in the Phocas Real Estate Fund on May 20, 2008.  The Advisor redeemed $3.6 million on May 20 and subsequently purchased $2.4 million on May 21.  Securities were not sold to cover the net redemption until May 21, resulting in the adverse affect on the Fund’s NAV due to the downward movement in the market.  The NAV for May 20 was recalculated and the Advisor’s purchase of $2.4 million was reprocessed at the corrected NAV.  There was no other shareholder activity during this period.  In addition, the Advisor paid for all overdraft charges and reimbursed the Fund $16,682.28.

The NAV for the PIC Flexible Growth Fund was overstated by $0.24/share for the period May 20 – 22, 2008.  The error was the result of a deposit of a class action payment made on May 20 and then withdrawn on May 23.  During this period there was one shareholder redemption which was reprocessed and resulted in a loss to the Fund.  U.S. Bancorp Fund Services, the responsible party, reimbursed the Fund.